UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information related to the Annual General Meeting of the Shareholders (the “AGM”) that will take place on July 19, 2018. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

This Form 6-K contains the Notice of the AGM (the “Notice of the AGM”), which includes the proxy form and attendance slip, a copy of which is attached hereto as Item 99.1, the e-voting instruction slip, a copy of which is attached hereto as Item 99.2, and the form of proxy card for American Depositary Receipt (“ADR”) holders (the “Form of Proxy Card”), a copy of which is attached hereto as Item 99.3. The annual report is available on the Company’s website at https://www.wipro.com/investors/financial-information/annual-reports/.

The mailing of the Notice of the AGM together with the procedure and instructions for e-voting, the Form of Proxy Card, and the annual report to holders of our equity shares was completed on June 25, 2018 and the ADR voting card to the holders of our ADRs was completed on July 2, 2018. We provide a website link in this ADR voting card to our Notice of the AGM and annual report.

We placed advertisements in certain Indian newspapers concerning the Notice of the AGM on June 26, 2018. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.4.

INDEX TO EXHIBITS

Item

99.1	Notice of the Annual General Meeting together with the Proxy Form and Attendance Slip

99.2	E-voting Instruction Slip

99.3	Form of Proxy Card to ADR Holders

99.4	Newspaper Advertisements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: July 3, 2018